July 27, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
 Attention: Ms. Lulu Cheng and Ms. Rolaine S. Bancroft

Re:              Verizon ABS LLC
Amendment No. 1 to Form SF-3
Filed June 29, 2018
File No. 333-224598

Dear Ms. Cheng and Ms. Bancroft:

On June 29, 2018, our client, Verizon ABS LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to the Registration Statement on Form SF-3 (the “Amended Registration Statement”), including an amended form of prospectus for use in offering asset-backed notes (the “First Amended Prospectus”) and certain exhibits.  On July 16, 2018, we received a letter containing your comments (the “Comments”) to the Amended Registration Statement.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 2 to the Registration Statement, including an amended form of prospectus (the “Second Amended Prospectus”) and certain amended exhibits.   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.
For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the First Amended Prospectus, while references to page numbers of the prospectus in the Responses are to the Second Amended Prospectus.
Form of Prospectus
Risk Factors
Changing characteristics of the receivables during the [revolving period][prefunding period]  may increase the likelihood that you will incur losses on your notes, page 49
1.
Comment:  We note your response to our prior comment 7.  We also note your revised disclosure that additional receivables will be originated pursuant to the origination practices and policies as they may have been modified at the time the additional receivables are originated.  Please describe the extent to which the origination practices and policies used to originate the initial receivables may be modified at the time of origination of the additional receivables. Refer to Item 1111(a)(3) of Regulation AB.

Response:  We direct your attention to pages 49, 82 and 100 of the Second Amended Prospectus, where we have better described the circumstances under which the origination practices and policies used to originate the initial receivables may be changed at the time of origination of the additional receivables.  Any material changes in the origination practices and policies used to originate additional receivables will be disclosed on the Form 10-D filed with respect to the first collection period in which additional receivables subject to the changes are transferred to the trust.
We respectfully note that the Company is not currently aware of the extent to which the origination practices and policies used to originate the initial receivables may be modified at the time of origination of the additional receivables.  Any changes made to the origination practices and policies will be made in the normal course of business of the originators as Verizon Wireless continually analyzes, validates and manages its credit and other origination policies based on costs and economic and other factors, and adjusts the policies as necessary to meet the needs of the business.  Any such changes will be applied to all device payment plan agreements originated by the originators from and after the date that the changes are implemented, which may follow a trial change with respect to a limited number of customers.  At all times, any additional receivables acquired by the trust will be required to satisfy the eligibility criteria set forth under “Receivables—Criteria for Selecting the Receivables” in the Second Amended Prospectus and, after the acquisition of any additional receivables, the entire pool of receivables held by the trust will be required to satisfy the “Credit Enhancement Test” and the “Pool Composition Tests,” as set forth under “Receivables—Pool Composition and Credit Enhancement Tests” in the Second Amended Prospectus.
Federal financial regulatory reform could have an adverse impact on Cellco, the depositor, the  trust[, the additional transferor] or the master trust, which could adversely impact the servicing of the receivables or the securitization or device payment plan agreements, page 62
2.
Comment:  We note your response to our prior comment 8 and reissue.  Please describe in more detail the “additional, burdensome obligations” that may be imposed on the effected parties, including the specific pending regulations that could impose those burdens.  In accordance with your response, please also revise your prospectus disclosure to include your current assessment of any additional risks relating to pending federal financial regulation.

Response:  We direct your attention to pages 62-64 of the Second Amended Prospectus, where we have revised the disclosure to describe in more detail the effects of and obligations on Cellco, the depositor, the trust, any additional transferor or the master trust that may arise from specific pending regulations.

The Company respectfully notes that it is not currently aware of any pending regulations that could impose any such burdens on Cellco, the depositor, the trust, any additional transferor or the master trust.
Review of Receivables, page 115
3.
Comment:  We note your response to our prior comment 26 and reissue in part.  Please revise your prospectus to include a more detailed description of the nature and process of the Rule 193 review for additional receivables, including whether the sponsor will engage a third party for purposes of performing such review.  Refer to Item 1111(a)(7) of Regulation AB.

Response:  We direct your attention to page 117 of the Second Amended Prospectus, where we have included a more detailed description of the nature and process of the review that will be undertaken with respect to additional receivables, including whether the sponsor will engage a third party for purposes of performing such review.
Optional Redemption of the Notes, page 127
4.
Comment:  We note your response to prior comment 28 and that you have included a bracketed placeholder for the payment date on which the certificateholders will have the right to exercise an optional redemption.  Please tell us how you will determine the date that will be included in the brackets (e.g., will the date occur after a pre-determined amount of time that will pass after issuance?).  We also note that you have included a bracketed placeholder for the payment date on which the interest rate of each class of notes will increase if the notes are not redeemed under this feature or under the clean-up redemption.  Please tell us how you will determine the date that will be included in the brackets (e.g., will this date be the same payment date as the date on which the optional redemption feature can be exercised, or if not, is there an approximate amount of time between the two dates?).

Response:  The payment date on which certificateholders will have the right to exercise an optional redemption will be determined at the time of each transaction based on market conditions, underwriter and investor requirements and the maturity date to which each deal is being priced.  Generally, in the Company’s private securitization transactions, this payment date has been one year after the closing date.
The payment date on which the interest rate of each class of notes will increase if the notes are not redeemed under the optional redemption or clean-up redemption features may be the same date as the payment date on which the optional redemption right may be exercised or it may be a later date.  This is an optional feature that was included in the form of prospectus but it may or may not be included in any particular transaction.  This date also will be determined at the time of each transaction based on market conditions, underwriter and investor requirements and the maturity date to which each deal is being priced, but generally, will be no earlier than the end of the revolving period for a given transaction.  The purpose of a required interest rate step-up after a pre-determined payment date would be to incentivize the certificateholders to exercise a redemption of the notes by a date certain or suffer a relative reduction in amounts distributable to the certificateholders.
Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Audrey Prashker, Esq.